FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November, 2012

UNILEVER PLC
(Translation of registrant's name into English)

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

 Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC

/S/ T E LOVELL By T E LOVELL SECRETARY
Date: 3 December, 2012

EXHIBIT INDEX

EXHIBIT NUMBER         EXHIBIT DESCRIPTION
99                                        Notice to London Stock Exchange dated 3 December, 2012

Exhibit 99

This Report on Form 6-K contains the following:

Exhibit 1:	Stock Exchange announcement dated 2 November 2012 entitled 'Director/PDMR Shareholding'

Exhibit 2:	Stock Exchange announcement dated 7 November 2012 entitled 'Director/PDMR Shareholding'

Exhibit 1:	Stock Exchange announcement dated 21 November 2012 entitled 'Director/PDMR Shareholding'

Exhibit 1:

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Unilever PLC was notified on 1 November 2012 that on 1 November 2012 Ms Ann Fudge (Director) purchased 1,600 Unilever PLC American Depositary Receipts (PLC ADRs) each representing 1 Ordinary 3 1/9 pence share at a price of US$37.4655 each.

The above transaction was carried out in the USA.

This announcement is made following notifications under Disclosure and Transparency rule 3.1.4(R)(1)(a).

Name of contact and telephone number for queries:

HOLLY SCOTT - +44(0)207 822 5927

Name of authorised official of issuer responsible for making notification:

TONIA LOVELL - COMPANY SECRETARY

2 November 2012

This information is provided by RNS
The company news service from the London Stock Exchange

END

Exhibit 2:

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

 Unilever PLC was notified on 7 November 2012 that on 6 November 2012 the following awards vested under the Unilever Global Share Incentive Plan 2007 (GSIP) based on the London Stock Exchange closing price of £23.53 on 6 November 2012.

 Unilever Global Share Incentive Plan 2007 (GSIP) - Restricted Stock

The following restricted stock award vested.

 Mr P L Sigismondi (PDMR) - received 1,432 Unilever PLC Ordinary shares of 3 1/9p each after 1,552 were withheld to meet tax liabilities at a price of 2353p per share.

 The above transaction was carried out in the UK.

 Unilever Global Share Incentive Plan 2007 (GSIP)

 The following conditional award vested.

 Mr P L Sigismondi (PDMR) - received 5,336 Unilever PLC Ordinary shares of 3 1/9p each after 5,782 were withheld to meet tax liabilities at a price of 2353p per share and 1,661 were forfeited.

The above transaction was carried out in the UK.

 This announcement is made following notifications under Disclosure and Transparency rule 3.1.4(R)(1)(a).

Name of contact and telephone number for queries:

SAMANTHA HOOD - +44(0)207 822 5928

Name of authorised official of issuer responsible for making notification:

TONIA LOVELL - COMPANY SECRETARY

8 November 2012

This information is provided by RNS

The company news service from the London Stock Exchange

END

Exhibit 3:

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

 Unilever PLC was notified on 21 November 2012 of the following transactions carried out by

Mr J Zijderveld (PDMR):

 ·      On 20 November 2012, Mr Zijderveld exercised 22,265 options, originally granted under the Unilever Executive Share Option Scheme, and subsequently sold 22,265 Unilever PLC Ordinary 3 1/9 pence shares as follows:

Date of grant	Number of shares	Option price per share	Sale price per share
25/03/2003	9,282	£13.00	£23.41
08/05/2003	495	£12.86	£23.41
24/03/2004	11,250	£11.54	£23.41
24/03/2004	743	£11.54	£23.41
21/03/2005	495	£11.22	£23.41

The above transactions were carried out in the UK.

This announcement is made following notifications under Disclosure and Transparency rule 3.1.4(R)(1)(a).

Name of contact and telephone number for queries:

SAMANTHA HOOD - +44(0)207 822 5928

Name of authorised official of issuer responsible for making notification:

TONIA LOVELL - COMPANY SECRETARY

 21 November 2012

This information is provided by RNS

The company news service from the London Stock Exchange

END

Safe Harbour:

This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'expects', 'anticipates', 'intends', 'believes' or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Group. They are not historical facts, nor are they guarantees of future performance. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially are; Unilever's global brands not meeting consumer preferences; increasing competitive pressures; Unilever's investment choices in its portfolio management; finding sustainable solutions to support long-term growth; customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain; the cost of raw materials and commodities; secure and reliable IT infrastructure; successful execution of acquisitions, divestitures and business transformation projects; economic and political risks and natural disasters; the sovereign debt crisis in Europe; financial risks; failure to meet high product safety and ethical standards; and regulatory, tax and legal risks. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including the Group's Annual Report on Form 20-F for the year ended 31 December 2011 and the Annual Report and Accounts 2011. These forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements, contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any statement is based.